January 23, 2008

Pamela A. Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Green Dragon Wood Products, Inc.

First Amendment to Registration Statement on Form SB-2

File No. 333-147988

Filed:  January 23, 2008

Dear Mr. King:

Below are Green Dragon Wood Products, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated January 7, 2008.  On behalf of the Company, on January 23, 2008, I transmitted via EDGAR the Company’s First Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR an HTML redlined document which clearly shows each and every change.

General

1.

We apologize for this omission.  A copy of the consent from the independent registered accounting firm in accordance with Item 601(b)(23) of Regulation S-B has now been included.

Prospectus Cover Page

2.

We disagree with your request to identify our selling security holders as underwriters.  Please see our detailed analysis in the following discussion:

The term underwriter is broadly defined in Section 2(11) of the Securities Act of 1933, as amended to mean any person who has purchased from an Issuer with a view to, or offers or sells for an Issuer in connection with, the distribution of any security, or participates, or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.  The interpretation of this definition has traditionally focused on the words with a view to in the phrase purchased from an Issuer with a view to***distribution.  Individual investors who are not professionals in the securities business may also be underwriters within the meaning of that term as used in the Act if they act as links in a chain of transactions through which securities move from the Issuer to the Public.  Since it is difficult to ascertain the mental state of the purchaser at the time of his acquisition, subsequent acts and circumstances have been considered to determine whether such person took with a view to distribution at the time of his acquisition.

It should be noted that the statutory language of Section 2(11) is in the disjunctive.  It is insufficient to conclude that a person is not an underwriter solely because he did not purchase securities from an Issuer with a view to their distribution.  It must also be established that the person is not offering or selling for an Issuer in connection with the distribution of the securities, does not participate or have a direct or indirect

Pamela A. Long

Re:  Green Dragon Wood Products, Inc.

1/23/2008

participation in any such undertaking, and does not participate or have a participation in the direct or indirect underwriting of such an undertaking.

In determining when a person is deemed not to be engaged in a distribution the following three factors must be considered.

First, the purpose and underlying policy of the Act to protect investors requires that there be adequate current information concerning the Issuer, whether the re-sales of securities by persons result in a distribution or are affected in trading transactions.  Accordingly, the availability of the rule is conditioned on the existence of adequate current public information.  Currently there is no trading market for our securities and thus, this criterion may not be properly evaluated unless and until a trading market develops.

Second, a holding period prior to resale is essential to assure that those persons who buy under a claim of a Section 4(2) exemption have assumed the economic risks of investment and therefore are not acting as conduits for sale to the public unregistered securities, directly or indirectly, on behalf of an Issuer.  The stock subscription agreement executed by each purchaser of our securities specifically states that they are not purchasing with a view to resale.  This goes to the heart of the mental state of each purchaser.  Further, each purchaser is having his/her shares registered to insure that there is adequate current information concerning the Issuer to protect the investing public.  By the time the shares being registered are available for resale they will have been held for a sufficient period of time to clearly show that their intention was to assume the economic risk of investment and therefore they are not acting as conduits for sale to the public any unregistered securities.

The third factor which must be considered in determining what is deemed not to constitute a distribution is the impact of the particular transaction or transactions on the trading markets.  A person reselling securities under Section 4(1) of the Act must sell the securities in such limited quantities and in such a manner as not to disrupt the trading markets.  The larger amount of securities involved, the more likely it is that such re-sales may involve methods of offering and amounts of compensation usually associated with a distribution rather than routine transactions.  Since there is no trading market for our securities there can be no disruption of any trading market regarding the shares that are being registered.

In light of the foregoing discussion we do not believe that the selling security holders should be deemed underwriters in this offering.  Therefore we have not amended our registration statement to state that the selling shareholders may be underwriters with respect to the shares they are offering for resale.

Risk Factors, Page 3

3.

We have added in a specific risk factor in accordance to your comment.

4.    A specific risk factor has been added in response to your comment.

(17) Conflict with Native Communities . . . . page6.

5.

This risk factor has been modified to correctly reflect the impact on our distributors in the PRC.

Selling Security Holders,  page 10.

6.

Additional disclosure has been added.  Further, specific disclosure regarding selling security holders related to Ms. Diane J. Harrison, Esq. has been added.

Market for Common Equity And Related Stockholder Matters, page 13.

7.

The disclosure of the $1,932,000 as an interim cash dividend has been changed to eliminate conflicting information regarding the payment of dividends.

Pamela A. Long

Re:  Green Dragon Wood Products, Inc.

1/23/2008

Interest of Named Experts And Counsel, page 14.

8.

This disclosure has been amended to conform to Item 509 of Regulation S-B.

Description of Business,  page 15.

 9.

        Our disclosure has been amended to provide more fully the share exchange details.

10.    We added the additional disclosure to conform to Item 101(b) of regulation S-B.

11.

We revised our disclosure to clarify that we do not manufacture wood products and that we contract with third parties for our manufacturing.

Dependence on Limited Customers, page 16.

12.

Our disclosure has been revised as well as an additional risk factor being added.

Need for Government Approval…, Page 17.

13.

Our disclosure has been revised to conform to Item 101(b)(9) of Regulation S-B.

Our Employees, Page 18.

14.

Our disclosure has been amended to provide consistency regarding compensation information for Mr. Lee and Ms. Law.

15.

The disclosure has been revised to include a discussion on commission based sales agents.

Government Regulation, Page 18.

16.

We revised the disclosure to include information in accordance with Item 101(b)(9) of Regulation S-B.

Management’s Discussion and Analysis of Financial Condition, Page 19.

17.

Additional disclosure has been added to provide clarity to these tables.

18.

Our disclosure has been modified according to your comment.

19.

Our disclosure has been modified according to your comment.

20.

We added disclosure to comply with Item 303(b)(1) of Regulation S-B.

Liquidity and Capital Resources, page 22.

21.

A discussion of our accounts receivable has been added to our disclosure.

Description of Property, page 23.

22.

We have revised our disclosure to clarify our use of warehouses and payments therefor.

Certain Relationships and related Transactions, Page 19

23.

Disclosure has been changed to include a more robust description of our related transactions.

24.

We are confused by this comment.  Our document does not have any disclosure that Counsel, Diane J. Harrison has purchased or otherwise received any compensation other than cash fees paid to her firm.  Ms. Harrison has no options, warrants or any other type of compensation that would provide her an interest in

Pamela A. Long

Re:  Green Dragon Wood Products, Inc.

1/23/2008

our company.  Disclosure has been added to include information that her sister and husband have shares in Green Dragon.

Disclosure Controls and Procedures, Page 26.

25.

We have amended our disclosure according to Item 307 of Regulation S-B.

Internal Control Over Financial Reporting,  Page 26.

26.

This disclosure has been modified to conform to Item 308(c) of Regulation S-B.

Where You Can Find More Information,  Page 27.

27.

We have deleted the sentence in question.

Financial Statements

28.

Our financials have been revised according to your comment.

29.

Our financials have been revised according to your comment.

30.

SFAS 131 indicates that an operating segment is a component of an enterprise that engages in business activities from which it may earn revenues; the operating results are regularly reviewed by the chief decision maker and for which discreet financial information is available.  The Company does not maintain any financial information that would separate or segregate the operating results of the sales of wood logs versus the sales of veneer products. N the Company has determined that it is impractical to maintain financial information for these two product lines as the revenues and expenses are interwoven and considered as one operating segment.  Revenues from external customers that would be attributable to one foreign country are not material therefore no additional disclosure has been made.

31.

Our financials have been revised according to your comment.

32.

Our financials have been revised according to your comment.

33.

Our financials have been revised according to your comment.

Report of Independent Registered Public Accounting Firm,  Page F-2.

34.

The correct interim periods have been identified.

Balance Sheet,  Page F-3.

35.

Our disclosure has been revised to specifically cover our accounts receivable in detail.

36.

Our disclosure has been amended to include information regarding our allowance for doubtful accounts and future allowances.

Statement of Changes in Stockholder’s Equity, Page F-12

37.

The shares referred to in this comment were sold by the BVI Company and not the Florida corporation.  The shares are already accounted for in the financial statements.

Report of Independent Registered Public Accounting Firm, Page F-16

38.

The opinion of our Independent Auditor has been submitted with a conformed signature.

39.

We have inserted the correct date of engagement, September 20, 2007.

Pamela A. Long

Re:  Green Dragon Wood Products, Inc.

1/23/2008

40.

The audit was performed by Madsen & Associates CPA’s Inc. in Hong Kong and Salt Lake City, Utah.  The registered company is a Florida corporation but all of the assets and operations of Green Dragon Wood Products, Inc. are located in Hong Kong.  Pursuant to discussions with the Florida Institute of CPA’s and a review of the Florida State laws and statutes governing audits of Florida companies, the Company has determined that the firm Madsen & Associates CPA’s, Inc. meets the requirements of Rule 2-01(a) of Regulation S-X.

Recent Sales of Unregistered Securities, Page II-1

41.

We have supplied the information required by item 701 of Regulation S-B.

42.

We have corrected any errors in the exhibits filed.

43.

We have amended the legal opinion according to your comment.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Green dragon Wood Products, Inc. SB-2/A-1

2.

3.1 Articles of Incorporation – Hong Kong

3.

3.2 Articles of Incorporation  - British Virgin Islands

4.

3.3 Articles of Incorporation – Florida

5.

3.4 By-Laws

6.

4.1 SHARE EXCHANGE AGREEMENT between Fit Sum Group Limited, Inc., a British Virgin Islands corporation and Green Dragon Wood Products Co. Limited, a Hong Kong company

7.

4.2 SHARE EXCHANGE AGREEMENT between Green Dragon Wood Products, Inc., a Florida corporation and Fit Sum Group Limited, a British Virgin Islands company

8.

5.1 Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

9.

10.1 DBS Banking Facilities Agreement

10.

10.2 Bank of China (Hong Kong) Limited Banking Facilities Agreement

11.

10.3 Citigroup Banking Facilities Agreement

12.

10.4 Shanghai commercial Bank Ltd. Banking Facilities Agreement

13.

10.5 HSBC Banking Facilities Agreement

14.

14 Code of Ethics

15.

23.1 Consent of Experts and Counsel: Independent Auditor's Consent by Madsen & Associates, C.P.A., Inc.